Small Pharma Obtains Final Order Approving Arrangement

October 17, 2023 – London, United Kingdom and Toronto, Canada – Small Pharma Inc. (TSXV: DMT) (OTCQB: DMTTF) (“Small Pharma”), a biotechnology company focused on short-duration psychedelic-assisted therapies for mental health conditions and Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, are pleased to announce that Small Pharma has obtained a final order of the Supreme Court of British Columbia approving the previously announced plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Final Order”).
Pursuant to the terms of the Plan of Arrangement, and in accordance with the terms of the arrangement agreement dated August 28, 2023 between Small Pharma and Cybin (the “Arrangement Agreement”), Cybin has agreed to acquire all of the issued and outstanding securities of Small Pharma in an all-share transaction (the “Arrangement”).
It is currently anticipated that the effective date of the Arrangement will occur on or about October 23, 2023 upon the satisfaction or waiver of customary closing conditions as set forth in the Arrangement Agreement, which include, among other things, the receipt of final approval of the Arrangement from the TSX Venture Exchange (the “TSXV”).
Upon completion of the Arrangement, it is expected that the common shares in the capital of Small Pharma (the “Small Pharma Shares”) will be delisted from the TSXV and removed from the OTCQB Venture Market, and Small Pharma will cease to be a reporting issuer in each of the provinces and territories in Canada.
Further details with respect to the Arrangement are included in the management information circular of Small Pharma dated September 13, 2023, which can be found on Small Pharma’s profile on SEDAR+ at www.sedarplus.ca, and the management information circular of Cybin dated September 13, 2023, which can be found on Cybin’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

About Small Pharma
Small Pharma is a biotechnology company progressing a pipeline of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. Small Pharma has a portfolio of clinical-stage N,N-Dimethyltryptamine (“DMT”) based assets, SPL026 and SPL028. The Company was granted an

Innovation Passport designation for SPL026 from the U.K. Medicines and Healthcare products Regulatory Agency (the “MHRA”) and has a pipeline of proprietary preclinical assets.
Contact Information:
Small Pharma Inc.
George Tziras, Chief Executive Officer
Email: ir@smallpharma.co.uk
Tel: +44 (0)7456 915 968

About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.
Cybin Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com
Cautionary Notes and Forward-Looking Statements
This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

Forward-looking statements in this news release include statements regarding: the Arrangement; the terms and conditions pursuant to which the Arrangement will be completed, if at all; the anticipated timing for, and receipt of necessary regulatory approvals for the Arrangement; the completion of the Arrangement, including the satisfaction or waiver of all closing conditions, delisting of the Small Pharma Shares from the TSXV and removal from the OTCQB Venture Market, Small Pharma ceasing to be a reporting issuer, and the anticipated timing of such events. In disclosing the forward-looking information contained in this press release, Small Pharma and Cybin have made certain assumptions. Although Small Pharma and Cybin believe that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.

Such factors include, but are not limited to: the ability of Small Pharma and Cybin to obtain all necessary regulatory approvals or satisfy conditions to the completion of the Arrangement; general business, economic, competitive, political and social uncertainties; and other factors discussed in each of Small Pharma’s and Cybin’s public filings, which are available on their respective profiles on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, Small Pharma and Cybin disclaim any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Small Pharma makes no medical, treatment or health benefit claims about its proposed products. The MHRA or other similar regulatory authorities have not evaluated claims regarding DMT-assisted therapies and other next generation psychoactive compounds. The efficacy of such therapies has not been confirmed by MHRA-approved research. There is no assurance that such DMT-assisted therapies and other psychoactive compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Any references to quality, consistency, efficacy and safety of potential therapies do not imply that Small Pharma verified such in clinical trials or that Small Pharma will complete such trials. If Small Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Small Pharma’s performance and operations.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada, the European Medicines Agency, the MHRA, or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the performance and operations of Cybin.

The TSXV has neither approved nor disapproved the contents of this news release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Neither the Cboe Canada, operating as the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.